ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated August 19, 2009

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $•   Notes linked to the S&P 500® Index due on or about January 24, 2011 (Asymmetric Barriers)

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Underlying Index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the Underlying Index while benefiting from any moderately positive or moderately negative performance of the Underlying Index. If the Underlying Index never closes a certain percentages above or below the Index Starting Level (which percentages we refer to as the “Upper Index Barrier” and “Lower Index Barrier” and which, along with the Index Starting Level, will be determined on the Trade Date), at maturity you will receive your principal plus a return equal to the absolute value of the return on the Underlying Index from the Trade Date to, and including, the Final Valuation Date. Otherwise, at maturity you will receive only your principal. The 100% principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including any 100% principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential — If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive an index-linked return that may exceed the return you could receive on traditional fixed income investments.
☐	Tactical Investment Opportunity — If you have market exposure similar to the Underlying Index, the Notes may provide an opportunity to hedge a portion of that exposure. If you believe the Underlying Index will never close above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, the Notes provide the opportunity to receive absolute index returns at maturity.
☐	Principal Protection — If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.

Key Dates*

Trade Date	August 19, 2009
Settlement Date	August 24, 2009
Final Valuation Date	January 19, 2011
Maturity Date	January 24, 2011
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the notes remains the same.
Notes Offered

These preliminary terms relate to Notes linked to the S&P 500® Index. The Notes are offered at a minimum investment of ten Notes at $1,000 per Note (representing a $10,000 investment), and multiples of $1,000, thereafter. The actual Upper Index Barrier and Lower Index Barrier will be set on the Trade Date.

Underlying Index	Index Starting Level*	Upper Index Barrier*	Lower Index Barrier*	CUSIP	ISIN
S&P 500® Index (Asymmetric Barriers)	•	Index Starting Level × (1 + 15%)	Index Starting Level × (1 – 30%)	90261JDN0	US90261JDN00
*	To be set on Trade Date.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the Principal Protection Absolute Return Barrier Notes (“PPARBN”) product supplement relating to the Notes, and the accompanying prospectus as supplemented by the index supplement and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-13 of the PPARBN product supplement relating to the Notes for risks related to an investment in the Notes. The Upper Index Barrier and Lower Index Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index (Asymmetric Barriers)		$1,000		$10.00		$990.00

UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARBN product supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000071/v136612_690287-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARBN product supplement” mean the UBS product supplement, dated January 13, 2009, references to the “index supplement” means the UBS index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an 18-month investment with a return linked to the absolute return of the Underlying Index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is unlikely to exceed on any single trading day the Upper or Lower Index Barrier.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as issuer of the Notes.

The Notes may not be suitable for you if:

♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is likely to exceed on any single trading day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$1,000
Term	18 months(1)
Principal Protection	100%, if held to maturity(2)
Payment at Maturity (per Note)	If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:
$1,000 + ($1,000 × Absolute Index Return).
If the Underlying Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive $1,000 (a zero return).
Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Underlying Index on the Trade Date
Index Ending Level	The closing level of the Underlying Index on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Index Barrier*	Index Starting Level × (1 + 15%)
Lower Index Barrier*	Index Starting Level × (1 – 30%)
*	To be set on the Trade Date.

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $1,000 per Note (a zero return).

The Upper and Lower Index Barriers feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal (a zero return).

(1)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Principal protection is provided by UBS and therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions:*

Principal Amount:	$1,000
Index Starting Level:	979.73
Principal Protection:	100% at maturity
Term:	18 months
Upper Index Barrier:	1126.69, which is 15% above the Index Starting Level
Lower Index Barrier:	685.81, which is 30% below the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
*	The actual Index Starting Level, Upper Index Barrier, and Lower Index Barrier for the Notes will be set on the Trade Date.

Example 1 — If the return on the Underlying Index over the Observation Period is 10% and the closing level of the Underlying Index was never above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment based on the Absolute Index Return, as set forth below:

Payment at maturity per $1,000 Note principal amount	=	$1,000 + ($1,000 × (Absolute Index Return))
	=	$1,000 + ($1,000 × (100% × 10%))
	=	$1,100

Example 2 — If the return on the Underlying Index over the Observation Period is -15% and the closing level of the Underlying Index was never above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment based on the Absolute Index Return, as set forth below:

Payment at maturity per $1,000 Note principal amount	=	$1,000 + ($1,000 × (Absolute Index Return))
	=	$1,000 + ($1,000 × (100% × 15%))
	=	$1,150

Example 3 — If the closing level of the Underlying Index was above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, investors would receive $1,000 at maturity for each Note (a zero return) regardless of the return on the Underlying Index during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Upper or Lower Index Barrier**			An Index Closing Outside Upper or Lower Index Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
1959.46	100%	N/A	N/A	N/A	0.00	1,000.00	0.0%
1763.51	80%	N/A	N/A	N/A	0.00	1,000.00	0.0%
1567.57	60%	N/A	N/A	N/A	0.00	1,000.00	0.0%
1371.62	40%	N/A	N/A	N/A	0.00	1,000.00	0.0%
1126.69	15%	150.00	1,150.00	15%	0.00	1,000.00	0.0%
1077.70	10%	100.00	1,100.00	10%	0.00	1,000.00	0.0%
1028.72	5%	50.00	1,050.00	5%	0.00	1,000.00	0.0%
979.73	0%	0.00	1,000.00	0%	0.00	1,000.00	0.0%
930.74	-5%	50.00	1,050.00	5%	0.00	1,000.00	0.0%
881.76	-10%	100.00	1,100.00	10%	0.00	1,000.00	0.0%
832.77	-15%	150.00	1,150.00	15%	0.00	1,000.00	0.0%
783.78	-20%	200.00	1,200.00	20%	0.00	1,000.00	0.0%
685.81	-30%	300.00	1,300.00	30%	0.00	1,000.00	0.0%
587.84	-40%	N/A	N/A	N/A	0.00	1,000.00	0.0%
391.89	-60%	N/A	N/A	N/A	0.00	1,000.00	0.0%
195.95	-80%	N/A	N/A	N/A	0.00	1,000.00	0.0%
0.00	-100%	N/A	N/A	N/A	0.00	1,000.00	0.0%
*	Percentages and amounts have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARBN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Index and will depend on whether the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period. You will receive no more than the full principal amount of your Notes if the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period.
♦	The Upper Index Barrier and Lower Index Barrier limits your potential return — The appreciation potential of the Notes is limited to the applicable Upper Index Barrier, if the Underlying Index appreciates, and to the applicable Lower Index Barrier, if the Underlying Index depreciates, regardless of the performance of the Underlying Index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Index.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity would be at a substantial discount from the initial price to public; as a result, you may suffer substantial losses.
♦	Owning the Notes is not the same as owning the Underlying Index — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Index or stocks comprising the Underlying Index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level or price of the Underlying Index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The principal protection and potential Absolute Index Return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the Underlying Index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Index may adversely affect the market price of the Underlying Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the Index Ending Level and payment at maturity based on observed levels of the Underlying Index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the Underlying Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Underlying Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Underlying Index, with the number of companies included in each group as of August 17, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (79); Health Care (53); Industrials (58); Information Technology (76); Materials (28); Telecommunications Services (9); and Utilities (35).

The graph below illustrates the performance of the Underlying Index from January 29, 1999 to August 17, 2009, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 979.73, which was the closing level of the Underlying Index on August 17, 2009, and an Upper Index Barrier that is 15% above the Index Starting Level and a Lower Index Level that is 30% below the Index Starting Level (the actual Index Starting Level and Upper and Lower Index Barriers will be determined on the Trade Date).

Source: Bloomberg L.P.
Historical levels of the Underlying Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-29 of the PPARBN product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to yor receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We will complete the following paragraph in the final pricing supplement: We have determined the comparable yield for the Notes is equal to •  % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $•  . Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2009, $•   in 2010 and $•   in 2011. However, if the amount you receive at maturity is greater than $•   , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2011 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•   , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2011 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•  , then you would recognize a net ordinary loss in 2011 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier more than 6 months before the maturity date of the Notes (thereby fixing the payment on maturity of your Notes), you will be required to make adjustments to the interest accruals on your Notes, in a reasonable manner, to account for the fact that the payment at maturity will be fixed rather than contingent and the above comparable yield and projected payment schedule will not apply to you after that date. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter the Notes will not be treated as contingent payment obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss. See PS-30-PS-31 of the PPARBN product supplement for more information.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	265,114	244,158
Total Debt	265,114	244,158
Minority Interest(2)	8,011	7,378
Shareholders’ Equity	33,545	30,894
Total capitalization	306,670	282,429
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.92095 (the exchange rate in effect as of June 30, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Notes are classified by UBS as a Protection Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.